UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

August 25, 2023

Commission File Number 001-41188

ADS-TEC ENERGY PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

10 Earlsfort Terrace

Dublin 2, D02 T380, Ireland

Telephone: +353 1 920 1000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

On August 23, 2023, the board of directors (the “Board”) of ads-tec Energy PLC (the “Company”) was notified by Mr. Bazmi Husain and Mr. K.R. Kent of their decision not to stand for re-election as members of the Board at the Company’s 2023 annual general meeting. In submitting their decision, Mr. Husain and Mr. Kent did not express any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 25, 2023	ads-tec Energy PLC

	By:	/s/ Wolfgang Breme
	Name:	Wolfgang Breme
	Title:	Chief Financial Officer

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